# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AmpliTech Group, Inc., CIK 0001518461
CUSIP: 03211Q200
Title of class of securities: Common, Warrants
Address of issuer's principal executive offices: 155 PLANT AVENUE, HAUPPAUGE, New York (NY), 11788
Date of event which requires filing of this statement: 01/07/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001105907-24-000026
Filed by CIK 0001105907

## Reporting persons
- Bard Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 98,883; shared voting power 0; sole dispositive power 98,883; shared dispositive power 1,642,136; aggregate amount beneficially owned 1,741,019 (8.8% of the class)

## Item 1. Issuer
Name of issuer: AmpliTech Group, Inc.
Address of issuer's principal executive offices: 155 PLANT AVENUE, HAUPPAUGE, NEW YORK, 11788

## Item 2. Person Filing
Name of person filing: Bard Associates, Inc.
Address of principal business office or, if none, residence: 135 South LaSalle Street, Suite 3700, Chicago, IL 60603
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,741,019 (Based on 1,657,154 Common Shares and 83,865 Warrants)
Percent of class: 8.8
Sole power to vote or to direct the vote: 98,883 (Based on 84,938 Common Shares and 13,945 Warrants)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 98,883 (Based on 84,938 Common Shares and 13,945 Warrants)
Shared power to dispose or to direct the disposition: 1,642,136 (Based on 1,572,216 Common Shares and 69,920 Warrants)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bard Associates, Inc.: /s/ Michael Y. Demaray, President (01/07/2024)